FOR IMMEDIATE RELEASE

CONTACT:	James F. Walsh (609) 452-8900 www.interpool.com

INTERPOOL, INC.‘s SPECIAL COMMITTEE RETAINS LEGAL AND
FINANCIAL ADVISORS

PRINCETON, NJ, January 19, 2007 – Interpool, Inc. (NYSE: IPX) today announced that the Special Committee of its Board of Directors has retained The Blackstone Group as the Special Committee’s independent financial advisor in connection with the proposal from Martin Tuchman, its Chief Executive Officer and Chairman, supported by other significant Interpool stockholders and an investment fund affiliated with Fortis Merchant Banking, a division of Fortis (Euronext Amsterdam: FORA / Brussels: FORB) to acquire all of the outstanding common stock of the Company (other than a portion of the shares held by the proposing stockholders) for $24.00 per share in cash. In addition, the Special Committee retained White & Case LLP to serve as independent legal counsel to the Special Committee.

Interpool previously announced on January 16, 2007, that the Board of Directors had established a Special Committee of independent directors to review the proposal. The Special Committee intends to review the proposal and alternatives available to the Company to determine whether or not the proposal is in the best interests of Interpool and its public stockholders. The Special Committee has instructed The Blackstone Group and the Company’s financial advisor, Evercore Partners, to contact potentially interested parties.

Interpool is one of the world’s leading suppliers of equipment and services to the transportation industry. The company is the world’s largest lessor of intermodal container chassis and a world leading lessor of cargo containers used in international trade.

The Special Committee of the Board of Directors cautions the Company’s stockholders and others considering trading in its securities that the Board of Directors only received the proposal on January 16, 2007 and that no decisions have been made by the Special Committee or the Board of Directors with respect to the Company’s response to the proposal. The Special Committee, working with its advisors, intends to proceed in a timely and orderly manner to evaluate the proposal. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated.

Note: This press release and other press releases and information can be viewed at Interpool’s website at www.interpool.com

Cautionary Statements

This press release contains certain forward-looking statements regarding future circumstances. These forwardlooking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements, including in particular the risks and uncertainties described in Interpool’s SEC filings. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof.